Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT


This Contract or Certificate is hereby endorsed as follows:

Payments under any life Annuity Option in this Contract or Certificate; which is elected on or after the effective date of this endorsement, will be determined without regard to the sex of the Annuitant(s). Any such payments will be based solely on the age of the Annuitant(s) (as determined by the Contract or Certificate); using the most favorable rate for that age under the benefit elected.

If a larger payment would result by a female Annuitant using the rates shown in the Contract or Certificate for a male, the larger payment will be made.

Endorsed and made a part of the Contract or Certificate effective August 1, 1983.



                              /s/ William O. Bailey
                              President